SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neurotrope, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64129T108
(CUSIP Number)

December 31, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Clyde S. McGregor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6

SHARED VOTING POWER

1,021,797 shares of Common Stock

104,167 shares of Common Stock issuable upon exercise of Series E Warrants (See Item 4)*

195,313 shares of Common Stock issuable upon exercise of Series F Warrants (See Item 4)*

444,938 shares of Common Stock issuable upon exercise of Series G Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER -
	8

SHARED VOTING POWER

1,021,797 shares of Common Stock

104,167 shares of Common Stock issuable upon exercise of Series E Warrants (See Item 4)*

195,313 shares of Common Stock issuable upon exercise of Series F Warrants (See Item 4)*

444,938 shares of Common Stock issuable upon exercise of Series G Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,021,797 shares of Common Stock

104,167 shares of Common Stock issuable upon exercise of Series E Warrants (See Item 4)*

195,313 shares of Common Stock issuable upon exercise of Series F Warrants (See Item 4)*

444,938 shares of Common Stock issuable upon exercise of Series G Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, each of the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on July 14, 2016 (the “Original Schedule 13G”) with respect to the Common Stock, $0.0001 par value (the “Common Stock”) of Neurotrope, Inc., a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 7,909,693 shares of Common Stock issued and outstanding as of December 17, 2018, as represented in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission on December 17, 2018, and the exercise of the reported warrants (the “Reported Warrants”) subject to the Blocker (as defined below).

The amount beneficially owned includes: (1) 9,318 shares of Common Stock held by The Clyde McGregor Revocable Trust dtd 6/6/97, for which Mr. McGregor is the trustee, (2) 640,251 shares of Common Stock, Series F warrants to purchase 195,313 shares of Common Stock, and Series G warrants to purchase 444,938 shares of Common Stock held by The Clyde Smith McGregor and Leann Petersen Pope Revocable Trust U/A/D 10/22/16, for which Mr. McGregor is the trustee, (3) 353,593 shares of Common Stock and Series E warrants to purchase 104,167 shares of Common Stock held by Clyde McGregor and Leann P Pope JTTN, and (4) 18,635 shares of Common Stock held by Clyde McGregor.

Mr. McGregor, as trustee of each of The Clyde McGregor Revocable Trust dtd 6/6/97 and The Clyde McGregor and Leann Petersen Pope Revocable Trust U/A/D 10/22/16 (together, the “Trusts”), and who holds the securities set forth above as joint tenants with his wife LeAnn P. Pope, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, the Trusts and as joint tenants.

Pursuant to the terms of the Reported Warrants, the Reporting Person cannot exercise the Reported Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for the Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Person was not able to exercise all of the Reported Warrants due to the Blocker.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2019

/s/ Clyde S. McGregor
Clyde S. McGregor